SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Quantum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747906501	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 6,370,070 Warrants(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,370,070 Warrants(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,370,070 Warrants(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.54% (2)
14.	TYPE OF REPORTING PERSON IA, OO

(1)

The shares reported herein for the Reporting Person represent the securities of the Issuer that are held by OC II FIE V LP (see Item 2 of this Schedule 13D), comprised of 6,370,070 shares of Common Stock that OC II FIE V LP has the right to acquire through the exercise of certain warrants of the Issuer held by OC II FIE V LP.

(2)

The number of shares outstanding for purposes of this percentage calculation assumes (i) 60,433,035 outstanding shares of the Issuer’s Common Stock as of March 14, 2022, as provided by the Issuer to the Reporting Person on March 16, 2022, plus (ii) the exercise of the warrants held by OC II FIE V LP.

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SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Quantum Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Pacific Investment Management Company LLC, a Delaware limited liability company (“PIMCO” or the “Reporting Person”).

The principal business address of PIMCO is 650 Newport Center Drive, Newport Beach, California 92660.

Each of OC II FIE V LP, a Delaware limited partnership (“OC II”), and OC III LVS XL LP, a Delaware limited partnership (“OC III”), was formed solely for the purpose of investment holding. OC II is the holder of the Warrants (as defined below) owned by PIMCO, and OC II and OC III are parties to the Investment Commitment Agreement (as defined below). See items 3 and 6 below.

OC II GP LLC, a Delaware limited liability company (“OC II GP”), is the sole general partner of OC II. OC II Holdco US LP, a Delaware limited partnership (“OC II Holding”), is the sole managing member of OC II GP. OC II and OC II Holding are direct or indirect wholly-owned subsidiaries of a pooled investment fund that invests (among other things) in operating companies. PIMCO GP XV LLC, a Delaware limited liability company (“PIMCO GP OC II”), is the sole general partner of OC II Holding. PIMCO is the sole managing member of PIMCO GP OC II, retains a pecuniary interest therein, and has the power to make voting and investment decisions regarding the securities of the Issuer held by OC II.

OC III GP LLC, a Delaware limited liability company (“OC III GP”), is the sole general partner of OC III. OC III Holding LP, a Delaware limited partnership (“OC III Holding”), is the sole managing member of OC III GP. OC III and OC III Holding are direct or indirect wholly-owned subsidiaries of a pooled investment fund that invests (among other things) in operating companies. PIMCO GP XXX, LLC, a Delaware limited liability company (“PIMCO GP OC III”), is the sole general partner of OC III Holding. PIMCO is the sole managing member of PIMCO GP OC III, retains a pecuniary interest therein, and has the power to make voting and investment decisions regarding the securities of the Issuer held by OC III.

PIMCO is an indirect subsidiary of Allianz SE, a publicly held company in Germany. The principal business of PIMCO is global investment management services for a wide range of investors.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 27, 2018, the Company and Quantum LTO Holdings, LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of the Company (“Quantum LTO”), entered into a senior secured term loan facility (the “2018 Term Loan Credit Agreement”) which provided for a senior secured term loan of $150 million (drawn in full on the closing date thereof) and a senior secured delayed draw term loan of $15 million (which the Company drew in January 2019). In connection with the 2018 Term Loan Credit Agreement, the Company issued to the lenders under the 2018 Term Loan Credit Agreement (or affiliates thereof) warrants (the “2018 Warrants”) to purchase 7,110,616 shares of Common Stock at an exercise price of $1.33 per share (the “2018 Warrant Shares), exercisable until December 27, 2028. Certain private investment vehicles managed by PIMCO were lenders under the 2018 Term Loan Credit Agreement (collectively with OC II and OC III, the “PIMCO Entities”). Accordingly, warrants to purchase 4,309,464 of the 2018 Warrant Shares were issued to OC II.

CUSIP No. 747906501	Page 4 of 8 Pages

On June 16, 2020, the Company entered into an amendment to the 2018 Term Loan Credit Agreement, pursuant to which, among other things, the Company issued to the lenders thereunder warrants (the “2020 Warrants,” and together with the 2018 Warrants, the “Warrants”) to purchase an aggregate of 3,400,000 shares of the Company’s Common Stock at an exercise price of $3.00 per share (the “2020 Warrant Shares”), exercisable until June 16, 2030, of which warrants to purchase 2,060,606 of the 2020 Warrant Shares were issued to OC II.

On August 5, 2021, the Company, Quantum LTO and Square Box Systems Limited, a company incorporated in England and Wales and a wholly-owned direct subsidiary of the Company, entered into a senior secured term loan facility (the “2021 Term Loan Facility”) providing for a senior secured term loan of $100.0 million, the proceeds of which were used by the Company to repay all amounts outstanding under the 2018 Term Loan Credit Agreement together with related fees and costs, resulting in the termination of the 2018 Term Loan Credit Agreement. Certain of the PIMCO Entities are lenders under the 2021 Term Loan Facility.

The working capital of the PIMCO Entities was the source of funds for the provision of the loans to the Company under the 2018 Term Loan Credit Agreement, pursuant to which the Warrants were issued to OC II, and the 2021 Term Loan Facility. The working capital of the PIMCO Entities will be the source of funds for any cash outlay to finance the exercise price to be paid upon exercise of the Warrants.

On March 16, 2022, the Company entered into an Investment Commitment Agreement (the “Investment Commitment Agreement”) with OC II, OC III and certain other existing security holders of the Company (collectively, the “Committed Purchasers”), in connection with a contemplated rights offering by the Company of approximately 30 million shares of Common Stock at a price of $2.25 per share (the “Rights Offering”). Pursuant to the Investment Commitment Agreement, the Committed Purchasers have agreed to exercise their basic subscription rights in the Rights Offering in full, and certain of the Committed Purchasers, including OC II and OC III, have further agreed to exercise over-subscription rights for the unsubscribed portion of the basic subscription rights, up to an aggregate of approximately $53.5 million in the Rights Offering for all such Committed Purchasers, subject to the terms of the Investment Commitment Agreement, including certain ownership limitations, of which OC II and OC III have committed to purchase, in the aggregate, up to 12,672,459 shares.

The working capital of the PIMCO Entities will be the source of funds for the purchase of shares of Common Stock in the Rights Offering.

Item 4. Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 is incorporated herein by reference.

The acquisition by PIMCO of the Warrants was, and the acquisition by PIMCO of shares of Common Stock in the Rights Offering will be, for investment purposes.

The Reporting Person may acquire additional shares of Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by it at any time. The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment.

Except as set forth herein, the Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for shares of Common Stock, or dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

The securities reported in this Schedule 13D are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser, as described in Item 2. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or

CUSIP No. 747906501	Page 5 of 8 Pages

voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13D reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release.

(c) Except as set forth in Item 3, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock during the past sixty days.

(d) OC II is the direct holder of the Warrants and has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, greater than five percent of the outstanding shares of Common Stock of the Issuer.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 3 and 4 are incorporated herein by reference in their entirety.

Warrants

In connection with the entry by the Company into the 2018 Term Loan Credit Agreement, the Company issued to the lenders thereunder (or their affiliates) the 2018 Warrants, which are exercisable to purchase 7,110,616 shares of the Company’s Common Stock at an exercise price of $1.33 per share. The exercise price and the number of shares underlying the 2018 Warrants are subject to adjustment in the event of specified events, including dilutive issuances of common stock linked equity instruments at a price lower than the exercise price of the warrants, a subdivision or combination of the Company’s Common Stock, a reclassification of the Company’s Common Stock or specified dividend payments. The 2018 Warrants also allow the holders thereof to participate in certain issuance of equity by the Company, including the Rights Offering, on an as-exercised basis. The 2018 Warrants are exercisable until December 27, 2028. Upon exercise, the aggregate exercise price may be paid, at each warrant holder’s election, in cash or on a net issuance basis, based upon the fair market value of the Company’s common stock at the time of exercise. OC II currently owns 4,309,464 of the 2018 Warrants.

The terms of the 2018 Warrants provide that, so long as the holders thereof own any 2018 Warrants or any 2018 Warrant Shares, such holders, collectively, shall be entitled to appoint one representative to attend and participate in in all meetings of the board of directors of the Company (in the capacity of a non-voting observer), subject to certain exceptions, with the expenses of such observer in connection with attendance at such meetings to be paid by the holders of the 2018 Warrants.

On June 16, 2020, the Company entered into an amendment to the 2018 Term Loan Credit Agreement (the “June 2020 Amendment”) which provided for an additional borrowing of $20.0 million which was immediately drawn in full. The amendment also waived compliance with certain covenants and ratios under the 2018 Term Loan Credit Agreement and amended certain definitions thereunder. In connection with the June 2020 Amendment, the Company issued to the lenders thereunder (or their affiliates) the 2020 Warrants, which are exercisable to purchase 3,400,000 shares of the Company’s Common Stock, at an exercise price of $3.00 per share. The exercise price and the number of shares underlying the 2020 Warrants are subject to adjustment in the event of specified events, including dilutive issuances of common stock linked equity instruments at a price lower than the exercise price of the 2020 Warrants, a subdivision or combination of the Company’s Common Stock, a reclassification of the Company’s Common Stock or specified dividend payments, including the Rights Offering. The 2020 Warrants also allow the holders thereof to participate in certain issuance of equity by the Company, including the Rights Offering, on an as-exercised basis. The 2020 Term Loan Warrants are exercisable until June 16, 2030. Upon exercise, the aggregate exercise price may be paid, at each warrant holder’s election, in cash or on a net issuance basis, based upon the fair market value of the Company’s Common Stock at the time of exercise. OC II currently owns 2,060,606 of the 2020 Warrants.

The terms of the 2020 Warrants provide that, so long as the holders thereof own any 2020 Warrants or any 2020 Warrant Shares, such holders shall be entitled to appoint one representative, to be selected by BTC Holdings SC Fund LLC and Blue Torch Credit Opportunities Fund I LP (and its permitted affiliated assigns), to attend and participate in in all meetings of the board of directors of the Company (in the capacity of a non-voting observer), subject to certain exceptions, with the reasonable and documented out-of-pocket expenses of such observer in connection with attendance at such meetings to be paid by the Company to the extent consistent with the Company’s director reimbursement policy.

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Registration Rights Agreement

In connection with the 2018 Term Loan Credit Agreement, on December 27, 2018, the Company entered into a registration rights agreement with the holders of the 2018 Warrants (the “Original Registration Rights Agreement”), including OC II. The Original Registration Rights Agreement granted the holders of the 2018 Warrants certain registration rights for the shares of Common Stock issuable upon the exercise of the 2018 Warrants. In connection with the June 2020 Amendment, the Company entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with the holders of the 2018 Warrants and the holders of the 2020 Warrants which amended and restated the Original Registration Rights Agreement. The Registration Rights Agreement grants the holders of the Warrants certain registration rights for the shares of Common Stock issuable upon the exercise of the Warrants, including (i) the ability of a holder to request that the Company file a Form S-1 registration statement with respect to at least 40% of the registrable securities held by such holder as of the issuance date of the applicable Warrants on or after June 16, 2020, (ii) the ability of a holder to request that the Company file a Form S-3 registration statement with respect to outstanding registrable securities if at any time the Company is eligible to use a Form S-3 registration statement, and (iii) customary piggyback registration rights, subject to certain customary limitations.

Investment Commitment Agreement

On March 16, 2022, the Company entered into the Investment Commitment Agreement with the Committed Purchasers in connection with the Rights Offering intended to be made by the Company.

The Rights Offering contemplates a distribution with respect to each share of Common Stock, including shares of Common Stock issuable upon the exercise of certain warrants of the Company (including the Warrants), of one subscription right to purchase approximately 0.422572999 of a share of Common Stock at a subscription price per share equal to $2.25 per whole share. The Company expects to commence the Rights Offering on or about March 29, 2022, and for the subscription rights to expire on or about April 18, 2022. The Rights Offering is contemplated to include an over-subscription right to permit each rights holder that exercises its basic subscription rights in full to purchase additional shares of Common Stock that remain unsubscribed at the expiration of the Rights Offering, subject to pro rata adjustments, if any.

Pursuant to the Investment Commitment Agreement, the Committed Purchasers have agreed to exercise their basic subscription rights in the Rights Offering in full, and certain of the Committed Purchasers, including OC II and OC III, have further agreed to exercise over-subscription rights for the unsubscribed portion of the basic subscription rights, up to an aggregate of approximately $53.5 million in the Rights Offering for all such Committed Purchasers, subject to the terms of the Investment Commitment Agreement, including certain ownership limitations, of which OC II and OC III have committed to purchase, in the aggregate, up to 12,672,459 shares.

The Investment Commitment Agreement contains customary representations, warranties and covenants by the parties, customary conditions to closing, other obligations of the parties, and termination provisions. The closing of the transactions contemplated under the Investment Commitment Agreement are expected to occur as soon as practicable following the expiration of the Rights Offering.

Term Loan

On August 5, 2021, the Company entered into the 2021 Term Loan Facility providing for a senior secured term loan of $100.0 million, the proceeds of which were used by the Company to repay all amounts outstanding under the 2018 Term Loan Credit Agreement together with related fees and costs, resulting in the termination of the 2018 Term Loan Credit Agreement. Certain of the PIMCO Entities are lenders under the 2021 Term Loan Facility, and funded 30% of the loans disbursed to the Company at the closing thereof.

Borrowings under the 2021 Term Loan Facility mature on August 5, 2026. Principal is payable at a rate per annum equal to (a) 2.5% of the original principal balance thereof during the first year following the closing date thereof and (b) 5% of the original principal balance thereof thereafter. Principal and interest payments are payable on a quarterly basis. Loans under the 2021 Term Loan Facility designated as “Prime Rate Loans” bear interest at a rate per annum equal to the greatest of (i) 1.75%, (ii) the Federal funds rate plus 0.50%, (iii) the LIBOR Rate based upon an interest period of 1 month plus 1.0%, and (iv) the “Prime Rate” last quoted by the Wall Street Journal, plus an applicable margin of 5.00%. Loans designated as “LIBOR Rate Loans” bear interest at a rate per annum equal to the LIBOR Rate plus an applicable margin of 6.00%. The “LIBOR Rate” is subject to a floor of 0.75%. The Company can designate a loan as a Prime Rate Loan or LIBOR Rate Loan in its discretion.

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The 2021 Term Loan Facility contains certain customary covenants, including requirements to prepay the loans in an amount equal to (i) 100% of the net cash proceeds from certain asset dispositions, extraordinary receipts, debt issuances and equity issuances, subject to certain reinvestment rights and other exceptions and (ii) 75% of certain excess cash flow of the Company and its subsidiaries, subject to certain exceptions, including reductions to the percentage of such excess cash flow that is required to prepay the loans to 50% and 0%, based on the Company’s applicable total net leverage ratio. Amounts outstanding under the 2021 Term Loan Facility may become due and payable upon the occurrence of specified events, which among other things include (subject to certain exceptions and cure periods): (i) failure to pay principal, interest, or any fees when due; (ii) breach of any representation or warranty, covenant, or other agreement in the 2021 Term Loan Facility and other related loan documents; (iii) the occurrence of a bankruptcy or insolvency proceeding with respect to the Company or certain of its subsidiaries; (iv) any “Event of Default” with respect to other indebtedness involving an aggregate amount of $3,000,000 or more; (v) any lien created by the 2021 Term Loan Facility or any related security documents ceasing to be valid and perfected; (vi) the 2021 Term Loan Facility or any related security documents or guarantees ceasing to be legal, valid, and binding upon the parties thereto; or (vii) a change of control shall occur. Additionally, the 2021 Term Loan Facility contains financial covenants relating to minimum liquidity and total net leverage ratio.

The terms of the 2021 Term Loan Facility provide that the lenders thereunder, collectively, shall be entitled to appoint one representative to attend and participate in in all meetings of the board of directors of the Company (in the capacity of a non-voting observer), subject to certain exceptions, with the reasonable and documented out-of-pocket expenses of such observer in connection with attendance at such meetings to be paid by the Company to the extent consistent with the Company’s director reimbursement policy.

On September 30, 2021, the Company entered into an amendment to the 2021 Term Loan Facility, which amended certain terms thereof, including updating certain reporting requirements and events of default provisions and the definition of permitted acquisitions and permitted investments.

On March 15, 2022, the Company entered into another amendment to the 2021 Term Loan Facility amending certain terms thereof, including to (a) waive compliance with the total net leverage ratio financial covenant for the four fiscal quarter period ending March 31, 2022, (b) waive compliance with the minimum liquidity financial covenant for the fiscal quarter ending March 31, 2022, and (c) permit the Company to retain a portion of the cash proceeds of a public offering of the Company’s Common Stock.

The Reporting Person, in its capacity as a holder of the Warrants, participated in the designation of Mr. Chris Neumeyer as an observer to the Company’s board of directors. Mr. Neumeyer is an Executive Vice President at PIMCO.

The foregoing is a summary of certain material terms of the Warrants, the Registration Rights Agreement, the 2021 Term Loan Facility, as amended, and the Investment Commitment Agreement. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits 99.1 and 99.2, 99.3, 99.4 through 99.6, and 99.7, respectively, and are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Warrant to Purchase Common Stock, dated December 27, 2018, Warrant No. 1 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 28, 2018).

Exhibit 99.2	Warrant to Purchase Common Stock, dated June 16, 2020, Warrant No. B-1 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 17, 2020).

Exhibit 99.3	Amended and Restated Registration Rights Agreement, dated June 16, 2020, between the Company, OC II FIE V LP, Blue Torch Credit Opportunities Fund I LP and BTC Holdings SC Fund LLC (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 17, 2020).

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Exhibit 99.4	Term Loan Credit and Security Agreement, dated as of August 5, 2021, by and among the Company, Quantum LTO Holdings, LLC, the borrowers and guarantors party thereto, the lenders party thereto, and Blue Torch Finance LLC, as disbursing agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 5, 2021).

Exhibit 99.5	First Amendment to Term Loan Credit and Security Agreement, dated as of September 30, 2021, by and among the Company, Quantum LTO Holdings, LLC, the borrowers and guarantors party thereto, the lenders party thereto, and Blue Torch Finance LLC, as disbursing agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 6, 2021).

Exhibit 99.6	Second Amendment to Term Loan Credit and Security Agreement, dated as of March 15, 2022, by and among the Company, Quantum LTO Holdings, LLC, the borrowers and guarantors party thereto, the lenders party thereto, and Blue Torch Finance LLC, as disbursing agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 17, 2022).

Exhibit 99.7	Investment Commitment Agreement, dated March 16, 2022, by and among the Company, Neuberger Berman Investment Advisers LLC, OC II FIE V LP, OC III LVS XI LP, BRF Investments, LLC, B. Riley Securities, Inc., and BRC Partners Opportunity Fund, LP. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 17, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2022

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Nagler
Name: Jason Nagler Title: Senior Vice President

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship

Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States

Libby Cantrill	Managing Director – Executive Committee, Head of Public Policy	United States

Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States

Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States

Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States

Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States

Scott A. Mather	Managing Director, Chief Investment Officer (U.S. Core Strategies)	United States

Julie Meggers	Managing Director – Global Co-Head of Human Resources	United States

Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States

Jerome M. Schneider	Managing Director – Executive Committee	United States

Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States

Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States

Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States

Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States